Securities and Exchange Commission
Trading and Markets

MAR 3 2020

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20004612

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Blvd Suite A-18
(No. and Street)

Woodcliff Lake (City) New Jersey (State) 07677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Scianandre (201) 476-9011
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
410

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SOLIUM FINANCIAL SERVICES LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Dominick Scianandre, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Solium Financial Services LLC (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Dominick Scianandre
President CEO/CCO

Subscribed to before me this
March 2, 2020

Notary Public

LANE R SCHORSCH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SC6241903
Qualified in Putnam County
My Commission Expires May 31, 2023

Solium Financial Services LLC
Statement of Financial Condition
As of December 31, 2019
(Amounts in U.S. dollars)

	Notes	$
ASSETS		
Cash		36,968,421
Cash segregated for regulatory and other purposes		57,300,000
Receivables:		
Brokers, dealers and clearing organizations		57,115,914
Affiliates	3	121
Other		24,169
Other assets		253,101
Total assets		151,661,726
LIABILITIES AND MEMBER'S EQUITY		
Payables:		
Customers		91,870,724
Affiliates	3	17,450,576
Other liabilities and accrued expenses	7	1,410,839
Total liabilities		110,732,139
Member's equity	3	40,929,587
Total liabilities and member's equity		151,661,726

See Notes to Financial Statements.

Solium Financial Services LLC
Statement of Operations
For the year ended December 31, 2019
(Amounts in U.S. dollars)

	Notes	$
Revenue		
Broker access fees		2,439,280
Operating expenses		
Compensation		88,750
Information processing and communications		63,463
Professional services		227,854
Other	7	1,814,475
Total operating expenses		2,194,542
Income before income taxes		244,738
Provision for income taxes		309,813
Net loss		(65,075)

See Notes to Financial Statements.

Solium Financial Services LLC

Statement of Cash Flows

For the year ended December 31, 2019

(Amounts in U.S. dollars)

	Notes	$
Cash flows from operating activities:		
Net loss		(65,075)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income taxes		(37,129)
Litigation reserve	7	1,085,257
Changes in assets and liabilities:		
Receivables and other assets		(56,533,274)
Payables and other liabilities		92,176,868
Net cash provided by operating activities		36,626,647
Cash flows from financing activities:		
Proceeds from affiliate funding	3	57,302,372
Net cash provided by financing activities		57,302,372
Net increase in cash and cash segregated for regulatory and other purposes		93,929,019
Cash and cash segregated for regulatory and other purposes, beginning of year		339,402
Cash and cash segregated for regulatory and other purposes, end of year		94,268,421

	$
Supplemental disclosure of cash flow information	
Cash payments for income taxes, net of refunds	387,259
Cash payments for interest	-
Non-cash financing activity:	
Conversion of debt to equity	40,002,372

See Notes to Financial Statements.

Solium Financial Services LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019
(Amounts in U.S. dollars)

	Notes	$
Balance, December 31, 2018		992,290
Conversion of debt to equity	3	40,002,372
Net loss		(65,075)
Balance, December 31, 2019		**40,929,587**

See Notes to Financial Statements.

1. **Introduction and Basis of Presentation**

Business organization

Solium Financial Services LLC ("SFS" or the "Company") is a Delaware limited liability company ("LLC") and was incorporated on May 5, 2008. Effective December 3, 2008, the Company was granted membership as a Financial Industry Regulatory Authority ("FINRA") member firm. The ultimate controlling party of the Company, Solium Capital Inc., was acquired by Morgan Stanley on May 1, 2019.

The Company is a wholly owned subsidiary of Solium Holdings USA LLC ("Solium Holdings"), which is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc. (MSDHI). MSDHI is a wholly owned subsidiary of Morgan Stanley Capital Management, LLC (MSCM), which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). As a LLC, the Company does not have a Board of Directors. Its business and affairs are governed by Solium Holdings pursuant to the Company's Operating Agreement.

The Company's primary source of revenue is derived from the trade commissions charged to participants in public company equity incentive compensation plans upon such participants' sale of plan-related shares. The Company operates as a FINRA member broker-dealer and its Chief Executive Officer ("CEO") is licensed with FINRA.

Basis of financial information

The financial statements are prepared in accordance with accounting policies generally accepted in the United States of America (U.S. GAAP), which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, deferred tax assets, the outcome of legal and tax matters, and other matters that affect its financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of its financial statement are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and has not identified any recordable or disclosable events not otherwise reported in these financial statements or the notes thereto.

Transition to Morgan Stanley

The Company is undergoing efforts to move its underlying activity and balances to an affiliated broker-dealer, Morgan Stanley Smith Barney LLC (MSSB) and intends to file for a withdrawal of the Company's broker-dealer license during 2020.

2. **Significant accounting policies**

Cash

Cash represents funds deposited with financial institutions.

Cash segregated for regulatory and other purposes

Cash segregated for regulatory and other purposes consist of cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA").

Receivables – Brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations primarily include amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date.

Contracts with customers

Receivables from contracts with customers are recognized in Other receivables in the statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per

the contract to bill the customer. Contract assets are recognized in Other assets when the Company has satisfied its performance obligations but customer payment is conditional.

Payables – Customers

Payables to customers primarily includes amounts due for unsettled securities transactions.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted prices for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

Revenue

Revenues are recognized when the promised goods or services are delivered to the Company's customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal. Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

Income taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date. Such effects are recorded in provision for income taxes regardless of where deferred taxes were originally recorded.

(Amounts in U.S. dollars)

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

New standards and interpretations adopted during the year

There were no new standards and interpretations relevant to the Company's operations that were adopted during the year.

New standards and interpretations not yet adopted

As at the date of these financial statements, the following standard and interpretation relevant to the Company's operations was issued by the FASB but is not yet mandatory:

ASU 2016-13 'Measurement of credit losses on financial instruments' was issued by the FASB in June 2016. The amendment requires the use of the current expected credit losses impairment model for financial assets measured at amortized costs, which results in more timely recognition of credit losses. This ASU is effective for public business entities for fiscal years beginning after December 15, 2019. The Company does not expect the application of this new update to have a material impact on the Company's financial statements.

ASU 2018-13 'Disclosure framework – changes to the disclosure requirements for fair value measurement' was issued by the FASB in August 2018. The amendment eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU is effective for public business entities for fiscal years beginning after December 15, 2019. The Company does not expect the application of this new update to have a material impact on the Company's financial statements.

3. Related party transactions

The Company enters into transactions with the Ultimate Parent and affiliates in order to, among other things, manage risk, satisfy regulatory and liquidity requirements, and fund its business activities. Amounts due to and from the Ultimate Parent and its affiliates are recorded through the ownership structure via Solium Holdings. There are no fixed repayment terms and amounts are non-interest bearing.

	As of December 31, 2019
Due from (to) related parties	**$**
Solium Capital UK Limited	**121**
Solium Holdings USA LLC	**(16,921,273)**
Solium Capital LLC	**(528,918)**
Solium Capital ULC	**(385)**

The Company obtained funding from the Ultimate Parent of $40,000,000 and was subsequently forgiven and converted to equity. The amount payable to the Ultimate Parent of $2,372 was also converted to equity during the year.

(Amounts in U.S. dollars)

The Company has a brokerage agreement with an affiliated broker-dealer, MSSB, in which MSSB provides clearing broker-dealer services to the Company's customers. For the year ended December 31, 2019, the Company earned $24,449 for transactions executed by MSSB under the broker agreement and is recorded in Revenues in the Company's financial statements.

MSSB also receives a portion of the brokerage fees earned on transactions executed by non-affiliated clearing broker-dealers. The Company recognizes revenue based on the net consideration retained after paying MSSB its portion of the fees earned. For the year ended December 31, 2019, the Company paid $56,389 to MSSB for brokerage fees.

In addition, the Company is allocated a proportion of expenses incurred by the affiliates of the Ultimate Parent for services provided to support the business operation. For the year ended December 31, 2019, the Company was allocated $362,772.

4. Regulatory net capital

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC"). Under SEA Rule 15c3-1, the Company is required to maintain minimum net capital, as defined, of the greater of 2% of aggregate debits arising from customer transactions or $250,000. At December 31, 2019, the Company's regulatory net capital was $37,654,420, which exceeded the minimum requirement by $37,404,420.

5. Financial instruments

The Company's financial instruments are recorded at historical cost. Their carrying amounts at December 31, 2019 approximate their fair values.

		Fair value		
As of December 31, 2019	**Carrying value $**	**Level 1 $**	**Level 2 $**	**Level 3 $**
Financial assets				
Cash	36,968,421	36,968,421	-	-
Cash segregated for regulatory and other purposes	57,300,000	57,300,000	-	-
Receivables:				
Brokers, dealers and clearing organizations	57,115,914	-	57,115,914	-
Affiliates	121	-	121	-
Other	24,169	-	24,169	-
Other assets	212,339	-	212,339	-
Financial liabilities				
Payables:				
Customers	91,870,724	-	91,870,724	-
Affiliates	17,450,576	-	17,450,576	-
Other liabilities and accrued expenses	325,582	-	325,582	-

6. Income taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes. The Company is included in the consolidated federal and combined state and local income tax returns filed by Solium Holdings for the period January 1, 2019 to April 30, 2019, and included in the consolidated federal and combined state and local income tax returns filed by the Ultimate Parent for the period May 1, 2019 to December 31, 2019. Federal income taxes have generally been provided on a modified separate entity basis. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

(Amounts in U.S. dollars)

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Provision for (Benefit from) income taxes

	2019 $
Current:	
U.S. federal	264,145
U.S. state and local	82,797
Total	346,942
Deferred:	
U.S. federal	(31,711)
U.S. state and local	(5,418)
Total	(37,129)
Provision for (benefit from) income taxes	**309,813**

Effective income tax rate

Reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate

	%
U.S. federal statutory income tax rate	21.00
U.S. state and local income taxes, net of U.S. federal income tax benefits	24.98
Non-deductible expenses	80.61
Effective income tax rate	126.59

The non-deductible expenses included in the Company's effective tax rate for 2019 relate to fines and penalties.

Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company's net deferred tax asset is included in Other assets in the statement of financial condition. The balance at December 31, 2019 is $37,129, which is primarily attributable to litigation reserves.

Unrecognized tax benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2019, the Company has not accrued any liabilities for unrecognized tax benefits in its financial statements.

Tax authority examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations. The Company establishes a liability for unrecognized tax benefits, and associated interest, if applicable ("tax liabilities"), that it believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts such tax liabilities only when new information is available or when an event occurs necessitating a change.

The Company believes that the resolution of the above tax examinations will not have a material effect on the statement of financial condition, although a resolution could have a material impact in the statement of income and on the effective tax rate for any period in which such resolution occurs.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination

Jurisdiction	Tax Year
United States	2016
New York State	2016

7. Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions arising in connection with its broker-dealer activities. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the financial condition of the Company, although the outcome of such proceedings or investigations could be material to the Company's operating results and cash flows for a particular period depending on, among other things, the level of the Company's revenues or income for such period.

While the Company has identified below the proceedings that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

On October 10, 2019, state securities regulators from multiple jurisdictions notified the Company that they have formed an enforcement project group to conduct a coordinated investigation to determine whether the Company, through its provision of brokerage services in connection with certain corporate employee stock plans, violated state laws by not registering as a broker-dealer in all states in which employee participants of such corporate employee stock plans resided. To resolve these issues, the Company agreed to enter into coordinated settlements with all affected states. The Company has finalized settlements with multiple states, which included payment of fines, past registration fees and restitution, and expects to enter into settlements with the remaining states with similar terms. Based on currently available information, the Company believes it could incur an aggregate loss in this coordinated investigation of approximately $1,085,257 and has been recorded in Other expenses and Other liabilities and accrued expenses in the Company's financial statements.

******

Solium Financial Services LLC
Computation of Net Capital
December 31, 2019
(Amounts in U.S. dollars)

	$
Total member's equity	**40,929,587**
Deductions and/or changes	
Non-allowable assets:	
Receivables from brokers, dealers and clearing organizations	8,705
Receivables from affiliates	121
Other	277,270
Total non-allowable assets	**286,096**
Other deductions and/or charges	2,989,071
Total deductions and/or charges	**3,275,167**
Net capital before haircuts on securities positions	37,654,420
Total haircuts on securities	-
Net capital	**37,654,420**
Net capital requirement: Greater of 2% of aggregate debits or $250,000	250,000
Excess net capital	**37,404,420**

Note: There were no material differences between the above computation and the Company's corresponding amended unaudited FOCUS Report filed on February 28, 2020.

Solium Financial Services LLC

Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers Under Rule 15c3-3

December 31, 2019

(Amounts in U.S. dollars)

	$
Credit balances	
Free credit balances and other credit balances in customers' security accounts	63,592,371
Total credits	**63,592,371**
Excess of total credits over total debits	63,592,371
Amount held on deposit in "Reserve Bank Account" at December 31, 2019	57,300,000
Amount of deposit	10,300,000
Amount held on deposit in "Reserve Bank Account" at January 2, 2020	**67,600,000**

Note: There were no material differences between the above computation and the Company's corresponding amended unaudited FOCUS Report filed on February 28, 2020.

Solium Financial Services LLC
Information for Possession or Control Requirement Under Rule 15c3-3
December 31, 2019
(Amounts in U.S. dollars)

Customers' fully paid securities and excess margin securities not in SFS's possession or control as of December 31, 2019 (for which instructions to reduce to possession or control had been issued as of December 31, 2019) but for which the required action was not taken by SFS within the time frames specified under Rule 15c3-3.	$ -
Number of Items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of December 31, 2019, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of Items	-

Note: There were no material differences between the above computation and the Company's corresponding amended unaudited FOCUS Report filed on February 28, 2020.

Solium
FINANCIAL

Solium Financial Services LLC

Statement of Financial Condition
As of December 31, 2019
and
Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Solium Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Solium Financial Services LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company is undergoing efforts to move its underlying activity and balances to an affiliated broker-dealer, Morgan Stanley Smith Barney LLC and intends to file for a withdrawal of the Company's broker-dealer license during 2020. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

March 2, 2020

We have served as the Company's auditor since 2020.

Solium Financial Services LLC
Statement of Financial Condition
As of December 31, 2019
(Amounts in U.S. dollars)

	Notes	$
ASSETS		
Cash		36,968,421
Cash segregated for regulatory and other purposes		57,300,000
Receivables:		
Brokers, dealers and clearing organizations		57,115,914
Affiliates	3	121
Other		24,169
Other assets		253,101
Total assets		151,661,726
LIABILITIES AND MEMBER'S EQUITY		
Payables:		
Customers		91,870,724
Affiliates	3	17,450,576
Other liabilities and accrued expenses	7	1,410,839
Total liabilities		110,732,139
Member's equity	3	40,929,587
Total liabilities and member's equity		151,661,726

See Notes to Statement of Financial Condition.

1. Introduction and Basis of Presentation

Business organization

Solium Financial Services LLC ("SFS" or the "Company") is a Delaware limited liability company ("LLC") and was incorporated on May 5, 2008. Effective December 3, 2008, the Company was granted membership as a Financial Industry Regulatory Authority ("FINRA") member firm. The ultimate controlling party of the Company, Solium Capital Inc., was acquired by Morgan Stanley on May 1, 2019.

The Company is a wholly owned subsidiary of Solium Holdings USA LLC ("Solium Holdings"), which is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc. (MSDHI). MSDHI is a wholly owned subsidiary of Morgan Stanley Capital Management, LLC (MSCM), which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). As a LLC, the Company does not have a Board of Directors. Its business and affairs are governed by Solium Holdings pursuant to the Company's Operating Agreement.

The Company's primary source of revenue is derived from the trade commissions charged to participants in public company equity incentive compensation plans upon such participants' sale of plan-related shares. The Company operates as a FINRA member broker-dealer and its Chief Executive Officer ("CEO") is licensed with FINRA.

Basis of financial information

The statement of financial condition is prepared in accordance with accounting policies generally accepted in the United States of America (U.S. GAAP), which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, deferred tax assets, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

Transition to Morgan Stanley

The Company is undergoing efforts to move its underlying activity and balances to an affiliated broker-dealer, Morgan Stanley Smith Barney LLC (MSSB) and intends to file for a withdrawal of the Company's broker-dealer license during 2020.

2. Significant accounting policies

Cash

Cash represents funds deposited with financial institutions.

Cash segregated for regulatory and other purposes

Cash segregated for regulatory and other purposes consist of cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA").

Receivables – Brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations primarily include amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date.

Contracts with customers

Receivables from contracts with customers are recognized in Other receivables in the statement of financial condition when the underlying performance obligations have been satisfied and the Company has the right per

the contract to bill the customer. Contract assets are recognized in Other assets when the Company has satisfied its performance obligations but customer payment is conditional.

Payables – Customers

Payables to customers primarily includes amounts due for unsettled securities transactions.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted prices for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

Income taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date. Such effects are recorded in provision for income taxes regardless of where deferred taxes were originally recorded.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

(Amounts in U.S. dollars)

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

New standards and interpretations adopted during the year

There were no new standards and interpretations relevant to the Company's operations that were adopted during the year.

New standards and interpretations not yet adopted

As at the date of the statement of financial condition, the following standard and interpretation relevant to the Company's operations was issued by the FASB but is not yet mandatory:

ASU 2016-13 'Measurement of credit losses on financial instruments' was issued by the FASB in June 2016. The amendment requires the use of the current expected credit losses impairment model for financial assets measured at amortized costs, which results in more timely recognition of credit losses. This ASU is effective for public business entities for fiscal years beginning after December 15, 2019. The Company does not expect the application of this new update to have a material impact on the Company's statement of financial condition.

ASU 2018-13 'Disclosure framework – changes to the disclosure requirements for fair value measurement' was issued by the FASB in August 2018. The amendment eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU is effective for public business entities for fiscal years beginning after December 15, 2019. The Company does not expect the application of this new update to have a material impact on the Company's statement of financial condition.

3. Related party transactions

The Company enters into transactions with the Ultimate Parent and affiliates in order to, among other things, manage risk, satisfy regulatory and liquidity requirements, and fund its business activities. Amounts due to and from the Ultimate Parent and its affiliates are recorded through the ownership structure via Solium Holdings. There are no fixed repayment terms and amounts are non-interest bearing.

	As of December 31, 2019
Due from (to) related parties	**$**
Solium Capital UK Limited	**121**
Solium Holdings USA LLC	**(16,921,273)**
Solium Capital LLC	**(528,918)**
Solium Capital ULC	**(385)**

The Company obtained funding from the Ultimate Parent of $40,000,000 and was subsequently forgiven and converted to equity. The amount payable to the Ultimate Parent of $2,372 was also converted to equity during the year.

The Company has a brokerage agreement with an affiliated broker-dealer, MSSB, in which MSSB provides clearing broker-dealer services to the Company's customers.

MSSB also receives a portion of the brokerage fees earned on transactions executed by non-affiliated clearing broker-dealers.

In addition, the Company is allocated a proportion of expenses incurred by the affiliates of the Ultimate Parent for services provided to support the business operation.

(Amounts in U.S. dollars)

4. Regulatory net capital

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC"). Under SEA Rule 15c3-1, the Company is required to maintain minimum net capital, as defined, of the greater of 2% of aggregate debits arising from customer transactions or $250,000. At December 31, 2019, the Company's regulatory net capital was $37,654,420, which exceeded the minimum requirement by $37,404,420.

5. Financial instruments

The Company's financial instruments are recorded at historical cost. Their carrying amounts at December 31, 2019 approximate their fair values.

		Fair value		
	Carrying value	Level 1	Level 2	Level 3
As of December 31, 2019	$	$	$	$
Financial assets				
Cash	36,968,421	36,968,421	-	-
Cash segregated for regulatory and other purposes	57,300,000	57,300,000	-	-
Receivables:				
Brokers, dealers and clearing organizations	57,115,914	-	57,115,914	-
Affiliates	121	-	121	-
Other	24,169	-	24,169	-
Other assets	212,339	-	212,339	-
Financial liabilities				
Payables:				
Customers	91,870,724	-	91,870,724	-
Affiliates	17,450,576	-	17,450,576	-
Other liabilities and accrued expenses	325,582	-	325,582	-

6. Income taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes. The Company is included in the consolidated federal and combined state and local income tax returns filed by Solium Holdings for the period January 1, 2019 to April 30, 2019, and included in the consolidated federal and combined state and local income tax returns filed by the Ultimate Parent for the period May 1, 2019 to December 31, 2019. Federal income taxes have generally been provided on a modified separate entity basis. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company's net deferred tax asset is included in Other assets in the statement of financial condition. The balance at December 31, 2019 is $37,129, which is primarily attributable to litigation reserves.

Unrecognized tax benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2019, the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Tax authority examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations. The Company establishes a liability for unrecognized tax benefits, and associated interest, if applicable ("tax liabilities"), that it believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts such tax liabilities only when new information is available or when an event occurs necessitating a change.

The Company believes that the resolution of the above tax examinations will not have a material effect on the statement of financial condition.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

Major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination

Jurisdiction	Tax Year
United States	2016
New York State	2016

7. Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions arising in connection with its broker-dealer activities. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to

class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the financial condition of the Company.

While the Company has identified below the proceedings that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

On October 10, 2019, state securities regulators from multiple jurisdictions notified the Company that they have formed an enforcement project group to conduct a coordinated investigation to determine whether the Company, through its provision of brokerage services in connection with certain corporate employee stock plans, violated state laws by not registering as a broker-dealer in all states in which employee participants of such corporate employee stock plans resided. To resolve these issues, the Company agreed to enter into coordinated settlements with all affected states. The Company has finalized settlements with multiple states, which included payment of fines, past registration fees and restitution, and expects to enter into settlements with the remaining states with similar terms. Based on currently available information, the Company believes it could incur an aggregate loss in this coordinated investigation of approximately $1,085,257 and has been recorded in Other liabilities and accrued expenses in the Company's statement of financial condition.

****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Solium Financial Services LLC

We have examined Solium Financial Services LLC's (the "Company") statements, included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was not effective during the year ended December 31, 2019; (2) the Company's internal control over compliance was not effective as of December 31, 2019; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2019; and (4) the information used to state the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority Inc. (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2019; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2019; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2019 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

As described in the accompanying Compliance Report, the following material weaknesses have been identified in the Company's internal control over compliance during the year ended December 31, 2019:

The Company did not have internal controls designed to prevent or detect noncompliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and FINRA Rule 2231 during the year ended December 31, 2019 because the Company had incorrectly claimed an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 for a portion of the year.

The Company's information technology controls over the general ledger, including privileged system access and segregation of duties were not designed to restrict access which also impacted other business process controls relying on system data. As a result, the Company's internal control over compliance was not designed to prevent or detect noncompliance with the net capital rule and the reserve requirements rule as of and during the year ended December 31, 2019.

The Company did not have internal controls designed to identify a complete population of customers

and account statements to be sent. As a result, the Company's internal control over compliance was not designed to prevent or detect on a timely basis noncompliance to a material extent with FINRA Rule 2231 as of and during the year ended December 31, 2019.

In our opinion, because of the material weaknesses referred to above, the Company's internal control over compliance was not effective as of and during the year ended December 31, 2019. In our opinion, the Company's statements that the Company complied with the net capital rule and the reserve requirements rule; and the information used to state the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records are fairly stated, in all material respects.

We do not express an opinion or any other form of assurance on management's statements regarding the "Management actions related to the Company's Compliance Report" section of the accompanying Compliance Report.

Deloitte & Touche LLP

March 2, 2020

Solium Financial Services LLC Compliance Report

Solium Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17. C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

a. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
b. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year from January 1, 2019 through December 31, 2019;
c. The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2019;
d. The Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and
e. The information the Company used to state whether it was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the books and records of the Company.

The following material weaknesses were identified in the Company's Internal Control Over Compliance during the fiscal year ended December 31, 2019:

- The Company did not have internal controls designed to prevent or detect noncompliance with 17 C.F.R. §§ 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority, Inc. during the year ended December 31, 2019 because the Company incorrectly claimed an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 for a portion of the year.
- The Company's information technology controls over the general ledger, including privileged system access and segregation of duties were not designed to restrict access which also impacted other business controls relying on system data. As a result, the Company's Internal Control Over Compliance was not designed to prevent or detect noncompliance with 17 C.F.R. §§ 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of and during the year ended December 31, 2019.
- The Company did not have internal controls designed to identify a complete population of customers and account statements to be sent. As a result, the Company's internal control over compliance was not designed to prevent or detect on a timely basis noncompliance to a material extent with Rule 2231 as of and during the year ended December 31, 2019.

Management actions related to the Company's Compliance Report:

- The Company was acquired by Morgan Stanley in May 2019 and has worked with Morgan Stanley to enhance controls and remediate gaps in compliance. These efforts while still ongoing, have included infusing capital, establishing controls for the protection of customer assets and establishing Morgan Stanley policies around the Company's governance and supervision.

- The Company is undergoing efforts to move its underlying activity and balances to an affiliated broker-dealer, Morgan Stanley Smith Barney LLC (MSSB) and intends to file for a withdrawal of the Company's broker-dealer license during 2020.

I, Dominick Scianandre, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Dominick Scianandre
Title: CEO/CCO
March 2, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Governance Committee of Solium Financial Services LLC

We have performed the procedures enumerated below, which were agreed to by Solium Financial Services LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting a difference of $93;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

March 2, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1228*********************MIXED AADC 220
67942 FINRA DEC
SOLIUM FINANCIAL SERVICES LLC
50 TICE BLVD STE A18
WOODCLIFF LAKE, NJ 07677-7658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 201-476-9011

2. A. General Assessment (item 2e from page 2) $ 3,659

   B. Less payment made with SIPC-6 filed (exclude interest) (2,008)
   July 23, 2019
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1651

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,651

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ 1,651

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Fiancial Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of February, 20 20.

CEO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,439,187
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,439,187
2e. General Assessment @ .0015	$ 3,659

(to page 1, line 2.A.)

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Solium Financial Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Solium Financial Services LLC (the "Company") as of December 31, 2019, and the related statements of operations, cash flows and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is undergoing efforts to move its underlying activity and balances to an affiliated broker-dealer, Morgan Stanley Smith Barney LLC and intends to file for a withdrawal of the Company's broker-dealer license during 2020. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 2, 2020
We have served as the Company's auditor since 2020.